EXHIBIT 99.2

Avino Silver & Gold Mines Ltd.

Suite 900 – 570 Granville Street

Vancouver, BC V6C 3P1

Tel.: (604) 682-3701

INFORMATION CIRCULAR

AS AT AND DATED MAY 5, 2015

This Information Circular accompanies the Notice of the 2015 Annual General & Special Meeting (the “Meeting”) of shareholders of Avino Silver & Gold Mines Ltd. (hereinafter called the "Company"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

APPOINTMENT OF PROXYHOLDERS

AND COMPLETION AND REVOCATION OF PROXIES

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the Shareholder in the proxy. The persons named in the enclosed proxy (the “Management Designees”) have been selected by the directors of the Company.

A shareholder has the right to designate a person (who need not be a shareholder), other than the Management Designees to represent the shareholder at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the proxy the name of the person to be designated, and by deleting from the proxy the names of the Management Designees, or by completing another proper form of proxy and delivering the same to the transfer agent of the Company. Such shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxyholder and attend the Meeting, and provide instructions on how the shareholder’s shares are to be voted. The nominee should bring personal identification with them to the Meeting.

To be valid, the proxy must be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the proxy). The proxy must then be delivered to the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or at the head office of the Company at Suite 900 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1, at least 48 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. Proxies received after that time may be accepted by the Chairman of the Meeting in the Chairman’s discretion, but the Chairman is under no obligation to accept late proxies.

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. A proxy may be revoked by a registered shareholder personally attending at the Meeting and voting their shares. A shareholder may also revoke their proxy in respect of any matter upon which a vote has not already been cast by depositing an instrument in writing, including a proxy bearing a later date executed by the registered shareholder or by their authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, either at the office of the Company’s registrar and transfer agent at the foregoing address or the head office of the Company at the foregoing address, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof at which the proxy is to be used, or by depositing the instrument in writing with the Chairman of such Meeting, or any adjournment thereof. Only registered shareholders have the right to revoke a proxy. Non-registered Shareholders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective nominees to revoke the proxy on their behalf.

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PERSONS OR COMPANIES MAKING THE SOLICITATION

THE ENCLOSED PROXY IS BEING SOLICITED BY

MANAGEMENT OF THE COMPANY

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited by electronic delivery where requested by the Shareholders, as well as personally or by telephone by directors, officers, employees or consultants of the Company. Arrangements will also be made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of common shares of the Company (“Common shares”) pursuant to the requirements of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“National Instrument 54-101”).

The Canadian securities regulators have adopted new rules under National Instrument 54-101 which permit the use of notice-and-access for proxy solicitation, instead of the traditional physical delivery of material. This new process provides the option to post meeting related materials, including management information circulars, as well as annual financial statements, and related management's discussion and analysis, on a website in addition to SEDAR. Under notice-and-access, such meeting related materials will be available for viewing for up to one (1) year from the date of posting, and a paper copy of the material can be requested at any time during this period. The Company is not relying on the notice-and-access provisions of National Instrument 54-101 to send proxy related materials to registered shareholders or beneficial owners of shares in connection with the Meeting.

The Company may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. Unless otherwise stated, the information contained in this Information Circular is given as at May 5, 2015.

VOTING OF PROXIES

Each shareholder may instruct their proxyholder how to vote their Common shares by completing the blanks on the proxy. All Common shares represented at the Meeting by properly executed proxies will be voted or withheld from voting when a poll is required or requested and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the Common shares represented by the proxy will be voted in accordance with such specification. In the absence of any such specification as to voting on the proxy, the Management Designees, if named as proxyholder, will vote in favour of the matters set out therein.

The enclosed proxy confers discretionary authority upon the Management Designees, or other person named as proxyholder, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Company is not aware of any amendments to, variations of or other matters which may come before the Meeting. If other matters properly come before the Meeting, then the Management Designees intend to vote in a manner which in their judgment is in the best interests of the Company.

In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an “ordinary resolution”), unless the motion requires a “special resolution” in which case a majority of 66 2/3% of the votes cast will be required.

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VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue unlimited Common shares without par value. There is one class of shares only. There are issued and outstanding 36,345,695 Common shares. At a general meeting of the Company, on a show of hands, every shareholder present in person and entitled to vote and every proxy holder duly appointed by a holder of a share who would have been entitled to vote shall have one vote and on a poll, every shareholder present in person or represented by proxy shall have one vote for each share of which such shareholder is the registered holder.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

The Articles of the Company provide that a quorum for the transaction of business at the Meeting is two (2) shareholders, or one or more proxyholders representing two shareholders, or one shareholder and a proxyholder representing another shareholder.

The directors have determined that all shareholders of record as of the 5th day of May, 2015 will be entitled to receive notice of and to vote at the Meeting. Those shareholders so desiring may be represented by proxy at the Meeting.

BENEFICIAL HOLDERS

Only registered shareholders or duly appointed proxy-holders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" or "beneficial" shareholders because the shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Beneficial Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Beneficial Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Beneficial Holders.

Intermediaries are required to forward the Meeting Materials to Beneficial Holders unless a Beneficial Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Beneficial Holders. Generally, Beneficial Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Holder when submitting the proxy. In this case, the Beneficial Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company's transfer agent as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Beneficial Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Beneficial Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Beneficial Holders to direct the voting of the shares which they beneficially own. Should a Beneficial Holder who receives one of the above forms wish to vote at the Meeting in person, the Beneficial Holder should strike out the names of the Management Proxy-holders named in the form and insert the Beneficial Holder's name in the blank space provided. In either case, Beneficial Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

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PARTICULARS OF MATTERS TO BE ACTED UPON

TO THE KNOWLEDGE OF THE COMPANY’S DIRECTORS, THE ONLY MATTERS TO BE PLACED BEFORE THE MEETING ARE THOSE REFERRED TO IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATION CIRCULAR. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING; THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

Additional detail regarding each of the matters to be acted upon at the Meeting is set forth below.

I. Financial Statements

The audited financial statements of the Company for the year ended December 31, 2014, (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the shareholders at the Meeting. Shareholders should note that in accordance with the rules of National Instrument 51-102 “Continuous Disclosure Obligations”, shareholders will no longer automatically receive copies of financial statements unless a card (in the form enclosed herewith) has been completed and returned as instructed. Copies of all previously issued annual and quarterly financial statements and related Management Discussions and Analysis are available to the public on the SEDAR website at www.sedar.com and on the Company’s website at www.avino.com. Hard copies of the Audited Annual Financial Statements and Management Discussion and Analysis will be available to shareholders free of charge upon request.

II. Appointment of Auditors

Management proposes the appointment of Manning Elliott, Chartered Accountants, as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration. Manning Elliott, Chartered Accountants have been the Company's Auditors since January 15, 2007.

In the absence of instructions to the contrary the shares represented by proxy will be voted in favour of a resolution to appoint Manning Elliott, Chartered Accountants, as Auditors of the Company for the ensuing year, at a remuneration to be fixed by the Board of Directors, unless the Shareholder has specified in the Shareholder’s proxy that the Shareholder’s Common shares are to be withheld from voting on the appointment of auditors.

III. Election of Directors

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then. It is proposed that the number of directors for the ensuing year be fixed at five (5) subject to such increases as may be permitted by the Articles of the Company. At the Meeting, the Shareholders will be asked to consider and, if thought fit, approve an ordinary resolution fixing the number of directors to be elected at the Meeting at five (5).

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It is proposed that the persons named below will be nominated at the Meeting. Each director elected will hold office until the next Annual General Meeting of the Company or until his successor is duly elected or appointed pursuant to the Articles of the Company unless his office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) or the Company’s Articles.

It is the intention of the Management designees, if named as proxy, to vote for the election of the said persons to the Board of Directors, unless the Shareholder has specified in its proxy that its Common shares are to be withheld from voting on the election of directors.

The Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees are as follows:

Name, Present Office Held and Province or State of Residency	Director Since	Number of Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised at the Date of this Information Circular	Principal Occupation and if not at present an elected director, occupation during the past five (5) years
Michael Baybak(1) (2) (3) CA, USA Director	June 1990	79,700 (Directly)	Business Consultant; Principal of Michael Baybak & Co. Inc. – marketing & communications
Ross Glanville (1) (2) (3) BC, CANADA Director	December 2014	Nil	Business Consultant; Professional Engineer
Gary Robertson(1) (2) NB, CANADA Director	August 2005	163,314 (Directly) 125,102 (Indirectly)	Certified Financial Planner
David Wolfin BC, CANADA President, CEO and Director	October 1995	24,986 (Directly) 388,403 (Indirectly)	Mining Executive; Officer and/or Director of several reporting issuers.
Jasman Yee (2) (3) BC, CANADA Director	January 2011	55,020 (Directly)	Professional Engineer and Metallurgist

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Governance & Nominating Committee

All of the nominees are residents of Canada, except for Michael Baybak, who resides in the United States. The Company has an Audit Committee, Governance & Nominating Committee, and Compensation Committee, the members of which are set out above.

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed below, to the knowledge of the Company, no director or proposed director of the Company is, or has, within the ten years prior to the date of this Circular, been a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

(a)	was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)

was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

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(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

David Wolfin, a director and officer of the Company, was a director of Gray Rock Resources Ltd. at the date of a cease trade order issued by the British Columbia Securities Commission on May 29, 2002 for failure to file financial statements. The order was revoked on January 10, 2005.

Ross Glanville was a director of Clifton Star Resources Inc. (“Clifton”) when the British Columbia Securities Commission (“BCSC”) issued a cease trade order on July 22, 2011, in connection with Clifton’s failure to file a technical report in the required form in respect of disclosure of Clifton’s mineral resource estimates on its material properties. After changes in Clifton’s management and three of the members of the Board of Directors (as well as the appointment of Mr. Glanville as Chairman of Clifton), and the filing of the relevant documents, the BCSC revoked the cease trade order on March 5, 2012.

Individual Bankruptcies

To the knowledge of the Company, no director or proposed director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

To the knowledge of the Company, no proposed director of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

IV. Ratification of Incentive Stock Option Plan

At the 2014 Annual General & Special Meeting, the shareholders re-approved the new rolling stock option plan that had originally passed in 2013 (the “Stock Option Plan” or “Plan”) authorizing the issuance of incentive stock options to directors, officers, employees and consultants to an aggregate of 10% of the issued shares from time to time. The TSX Venture Exchange policies (“TSX-V”) require the approval of the Stock Option Plan by the Company’s "disinterested shareholders" (as defined below) on an annual basis, and the NYSE-MKT Exchange requires shareholder approval for any material increase in the number of shares to be issued under the plan. There are currently 36,345,695 shares issued and outstanding, and therefore the current 10% threshold is 3,634,569 shares available for incentive stock option grants under the Stock Option Plan. The material terms of the Plan remain the same.

Incentive stock options under the Stock Option Plan may be granted by the Board of Directors to eligible persons, who are directors, officers or consultants of the Company or its subsidiaries (if any), or who are employees of a company providing management services to the Company, or who are eligible charitable organizations. Stock options may be granted under the Stock Option Plan with a maximum exercise period of up to ten (10) years, as determined by the Board of Directors of the Company.

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The Stock Option Plan will limit the number of stock options which may be granted to any one individual to not more than 5% of the total issued shares of the Company in any 12 month period (unless otherwise approved by the disinterested shareholders of the Company), and not more than 10% of the total issued shares to all insiders at any time or granted over any 12 month period. The number of options granted to any one consultant or person employed to provide investor relations activities in any 12 month period must not exceed 2% of the total issued shares of the Company. Any stock options granted under the Stock Option Plan will not be subject to any vesting schedule, unless otherwise determined by the Board of Directors or required by the policies of the TSX-V.

Options under the Plan must be granted at an exercise price which is at or above the current discounted market price (as defined under the policies of the TSX-V) on the date of the grant. In the event of the death or permanent disability of an optionee, any option granted to such optionee will be exercisable upon the earlier of 365 days from the date of death or permanent disability, or the expiry date of the option. In the event of the resignation, or the termination or removal of an optionee without just cause, any option granted to such optionee will be exercisable for a period of 90 days thereafter. In the event of termination for cause, any option granted to such optionee will be cancelled as at the date of termination.

A copy of the plan will be made available at the Company’s head office located at Suite 900 – 570 Granville Street, Vancouver, British Columbia V6C 3P1, until 4:00 p.m. Pacific Standard Time on the business day immediately preceding the date of the Meeting.

The Stock Option Plan must be approved by a majority of the "disinterested shareholders" entitled to vote present in person or by proxy at the Meeting, and be accepted for filing by the TSX-V. "Disinterested shareholders" mean all shareholders of the Company who are not directors, officers, promoters, or other insiders of the Company, or their associates or affiliates, as such terms are defined under the Securities Act (British Columbia).

To the knowledge of the Company, shareholders who are ineligible to vote on the approval of the Stock Option Plan and their respective shareholdings are as follows:

Name of Insider, Associate or Affiliate	Number of Shares
Michael Baybak	79,700
Gary Robertson	288,416
David Wolfin	413,389
Jasman Yee	55,020
Ross Glanville	Nil
Jose Carlos Rodriguez	50,000
Dr. Mathew Ball	Nil
Malcolm Davidson	500
Dorothy Chin	10,000

Shareholder Approval

Shareholders will be asked at the Meeting to approve with or without variation the following resolution:

“BE IT RESOLVED that the Company’s Stock Option Plan be and is hereby approved.”

In the event that disinterested shareholder approval is not obtained at the Meeting, the Company will implement a fixed stock option plan for up to 10% of the Company’s issued shares (which does not require shareholder approval), and any existing stock options granted under the Stock Option Plan as previously approved by the disinterested shareholders of the Company at the last Annual General Meeting will not be affected.

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EXECUTIVE COMPENSATION

Please see Form 51-102F6 Statement of Executive Compensation attached to this Information Circular as Schedule “A”.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only compensation plan of the Company under which equity securities are currently authorized for issuance is the Stock Option Plan. The Stock Option Plan was previously approved by the shareholders of the Company. The table below summarizes information in relation to the Common shares reserved for issuance under the Stock Option Plan as of December 31, 2014.

	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under the Stock Option Plan (excluding securities reflected in column (a))
Plan Category
Stock Option Plan – approved by security holders	3,224,176	$1.37	Nil
Stock Option Plan – not approved by security holders (before this Meeting)	137,324	$1.90	273,069
Total:	3,634,569	$1.39	273,069

MANAGEMENT CONTRACTS

Management functions of the Company are not, to any degree, performed by a person or persons other than the directors or executive officers of the Company. The Company has not entered into any contracts, agreements or arrangements with parties other than its directors and executive officers for the provision of such management functions.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed persons of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the heading "Particulars of Matters to be Acted Upon".

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth herein, management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors, of any person or company who has been: (a) if the solicitation is made by or on behalf of management of the Company, a director or executive officer of the Company at any time since the beginning of the Company’s last financial year; (b) if the solicitation is made other than by or on behalf of management of the Company, any person or company by whom or on whose behalf, directly or indirectly, the solicitation is made; (c) any proposed nominee for election as a director of the Company; or (d) any associate or affiliate of any of the foregoing persons or companies.

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AUDIT COMMITTEE

Under National Instrument 52-110 – Audit Committees (“NI 52-110”) reporting issuers in those jurisdictions which have adopted NI 52-110 are required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee’s Charter, composition of the Committee, and the fees paid to the external auditor. Accordingly, the Company provides the following disclosure with respect to its Audit Committee:

Audit Committee Charter

1.	Purpose of the Committee

1.1

The purpose of the Audit Committee is to assist the Board of Directors in its oversight of the integrity of the Company's financial statements and other relevant public disclosures, the Company's compliance with legal and regulatory requirements relating to financial reporting, the external auditors' qualifications and independence and the performance of the internal audit function and the external auditors.

2.	Members of the Audit Committee

2.1

At least one Member must be “financially literate” as defined under NI 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

2.2	The Audit Committee shall consist of no less than three Directors.

2.3	At least one Member of the Audit Committee must be “independent” as defined under NI 52-110, while the Company is in the developmental stage of its business.

3.	Relationship with External Auditors

3.1	The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit Committee.

3.2	The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

3.3	The Audit Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.

3.4	The Audit Committee will have direct communications access at all times with the external auditors.

4.	Non-Audit Services

4.1

The external auditors are prohibited from providing any non-audit services to the Company, without the express written consent of the Audit Committee. In determining whether the external auditors will be granted permission to provide non-audit services to the Company, the Audit Committee must consider that the benefits to the Company from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

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4.2	Notwithstanding section 4.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Company:

(i)	acting as an agent of the Company for the sale of all or substantially all of the undertaking of the Company; and

(ii)

performing any non-audit consulting work for any director or senior officer of the Company in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Company.

5.	Appointment of Auditors

5.1	The external auditors will be appointed each year by the shareholders of the Company at the annual general meeting of the shareholders.

5.2	The Audit Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.

6.	Evaluation of Auditors

6.1

The Audit Committee will review the performance of the external auditors on at least an annual basis, and notify the Board of Directors and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit Committee.

7.	Remuneration of the Auditors

7.1	The remuneration of the external auditors will be determined by the Board of Directors, upon the annual authorization of the shareholders at each general meeting of the shareholders.

7.2

The remuneration of the external auditors will be determined based on the time required to complete the audit and preparation of the audited financial statements, and the difficulty of the audit and performance of the standard auditing procedures under generally accepted auditing standards and generally accepted accounting principles of Canada.

8.	Termination of the Auditors

8.1	The Audit Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, acting reasonably.

9.	Funding of Auditing and Consulting Services

9.1

Auditing expenses will be funded by the Company. The auditors must not perform any other consulting services for the Company, which could impair or interfere with their role as the independent auditors of the Company.

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10.	Role and Responsibilities of the Internal Auditor

10.1

At this time, due to the Company's size and limited financial resources, the CEO and CFO of the Company shall be responsible for implementing internal controls and performing the role as the internal auditor to ensure that such controls are adequate.

11.	Oversight of Internal Controls

11.1	The Audit Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitored, and that such internal controls are effective.

12.	Continuous Disclosure Requirements

12.1

At this time, due to the Company's size and limited financial resources, the Corporate Secretary of the Company is responsible for ensuring that the Company's continuous reporting requirements are met and in compliance with applicable regulatory requirements.

13.	Other Auditing Matters

13.1	The Audit Committee may meet with the Auditors independently of the management of the Company at any time, acting reasonably.

13.2

The Auditors are authorized and directed to respond to all enquiries from the Audit Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Company.

14.	Annual Review

14.1	The Audit Committee Charter will be reviewed annually by the Board of Directors and the Audit Committee to assess the adequacy of this Charter.

15.	Independent Advisers

15.1	The Audit Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

Composition of Audit Committee

Following the election of directors pursuant to this Information Circular, the following will be members of the Audit Committee:

Name	Independent (1)	Financially Literate(2)	Education and Experience
Michael Baybak	Yes	Yes	Marketing and Communications
Gary Robertson	Yes	Yes	Certified Financial Planner and director of several reporting issuers
Ross Glanville	Yes	Yes	Business Consultant and Professional Engineer

(1)

A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)

An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

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Relevant Education and Experience

The relevant education and/or experience of each member of the Audit Committee is as follows:

Michael Baybak: Mr. Baybak is a graduate from Columbia University and attended Yale Law School. Mr. Baybak is the founder and principal of Michael Baybak and Company Inc. headquartered in Florida with affiliate offices in California. The company serves a diversified North American clientele of financial advisors and resources-sector public companies. Mr. Baybak and the firm have acted for leading Canadian companies in the resource sector for more than thirty years.

Gary Robertson: Mr. Robertson is a Certified Financial Planner. He has worked in the financial industry for the past twenty years, and has acted as director of several public mining companies. Mr. Robertson has gained considerable financial and business experience through his involvement in various businesses in the mining industries.

Ross Glanville: Mr. Glanville graduated from the University of British Columbia in 1970 with a Bachelor of Applied Science degree (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972 (P.Eng.). In 1974, he obtained a Master of Business Administration degree (MBA), specializing in finance and securities analysis; and in 1980 he became a member of the Certified General Accountants of B.C. (CGA). Since 1985, Mr. Glanville has specialized in valuations, fairness opinions, and litigation support related to the natural resource industry.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of National Instrument 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board of Directors to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve in writing any non-audit services or additional work which the Chairman of the Audit Committee deems is necessary, and the Chairman will notify the other members of the Audit Committee of such non-audit or additional work and the reasons for such non-audit work for the Committee’s consideration, and if thought fit, approval in writing.

External Auditor Service Fees

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries (if any) are as follows:

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Financial Year Ending	Audit Fees	Audit Related Fees(2)	Tax Fees(3) (1)	All other Fees(4)
December 31, 2014(1)	$191,000	$4,000	$3,500	$33,750
December 31, 2013	$136,500	$4,500	$3,300	$19,500

(1) Estimated

(2) Travel and expenses

(3) Preparation of corporate tax returns

(4) Form 20-F advisory and review services

Exemption

The Company has relied upon the exemption provided by section 6.1 of NI 52-110, which exempts a venture issuer from the requirement to comply with the restrictions on the composition of its Audit Committee and the disclosure requirements of its Audit Committee in an annual information form as prescribed by NI 52-110. The Company is a “venture issuer” as that term is defined under NI 52-110.

CORPORATE GOVERNANCE

General

The Board of Directors believes that good corporate governance improves corporate performance and benefits all shareholders. National Policy 58-201 - Corporate Governance Guidelines provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) prescribes certain disclosure by the Company of its corporate governance practices. This disclosure is presented below.

Board of Directors

The Board of Directors is currently comprised of five directors. The size and experience of the Board of Directors is important for providing the Company with effective governance in the mining industry. The Board of Directors’ mandate and responsibilities can be effectively and efficiently administered at its current size. The Board of Directors has functioned, and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual general meeting.

The Board of Directors has considered the relationship of each director to the Company and currently considers three of the five directors to be “unrelated” (Messrs. Baybak, Robertson, and Glanville). “Unrelated director” means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

Procedures are in place to allow the Board of Directors to function independently. At the present time, the Board of Directors has experienced directors that have made a significant contribution to the Company’s success, and are satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to supervise the business and affairs of the Company. Committees meet independent of management and other directors.

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Directorships

Certain of the directors are also directors of other reporting issuers, as follows:

Director	Other Reporting Issuers
David Wolfin	Berkley Resources Inc. Coral Gold Resources Ltd. Cresval Capital Corp. Gray Rock Resources Ltd. Great Thunder Gold Corp.

Gary Robertson	Coral Gold Resources Ltd. Levon Resources Ltd. Great Thunder Gold Corp. Sage Gold Ltd.

Ross Glanville	Archon Minerals Limited Baja Mining Corp Clifton Star Resources Inc. SilverCrest Mines Inc.

Orientation and Continuing Education

New Board members receive an orientation package which includes reports on operations and results, and public disclosure filings by the Company. Board meetings are sometimes held at the Company’s offices and, from time to time, are combined with presentations by the Company’s management to give the directors additional insight into the Company’s business. In addition, management of the Company makes itself available for discussion with all Board members.

Ethical Business Conduct

The Board of Directors has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board of Directors in which the director has an interest have been sufficient to ensure that the Board of Directors operates independently of management and in the best interests of the Company.

The Board of Directors has also adopted a formal Code of Ethics (the “Code”) and the Code is applied to all directors, officers and employees. A copy of the Code is available at the Company’s website at www.avino.com.

Nomination of Directors

The Board of Directors considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board of Directors’ duties effectively and to maintain a diversity of view and experience.

The Governance and Nominating Committee review/recommend matters to the Board of Directors with respect to the governance and nominating matters. In this regard, the purpose of the Committee is to:

i.	manage the corporate governance system for the Board of Directors;

ii.	assist the Board of Directors to fulfill its duty to meet the applicable legal, regulatory and (self-regulatory) business principles and 'codes of best practice' of corporate behaviour and conduct;

iii.	assist in the creation of a corporate culture and environment of integrity and accountability;

iv.	monitor the quality of the relationship between the Board of Directors and management of the Company;

v.	review the Chief Executive Officer's succession plan;

vi.	recommend to the Board of Directors’ nominees for appointment of the Board;

vii.	lead the Board of Directors' annual review of the Chief Executive Officer's performance; and

viii.	annually review and set an agenda of the Board of Directors on an ongoing basis.

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The Governance and Nominating Committee currently consists of three directors, Messrs. Yee, Baybak, and Glanville, two of the three directors to be “unrelated” (Messrs. Glanville and Baybak).

The charter of the Governance and Nominating Committee is available at the Company’s website at www.avino.com.

Compensation

The Compensation Committee of the Company is responsible for, among other things, evaluating the performance of the Company’s executive officers, determining or making recommendations to the Board with respect to the compensation of the Company’s executive officers, making recommendations to the Board with respect to director compensation, incentive compensation plans and equity-based plans, making recommendations to the Board with respect to the compensation policy for the employees of the Company or its subsidiaries and ensuring that the Company is in compliance with all legal requirements with respect to compensation disclosure. In performing its duties, the Compensation Committee has the authority to engage such advisors, including executive compensation consultants, as it considers necessary.

The Compensation Committee is currently composed of Jasman Yee, Gary Robertson, Ross Glanville, and Michael Baybak, three of whom are independent directors within the meaning set out in NI 58-101. Jasman Yee is not independent as he serves as the Company’s consultant. All four members of the Compensation Committee are experienced participants in the business world who have sat on the board of directors of other companies, charities or business associations, in addition to the Board of the Company.

The Company engaged Towers Watson in September 2014 to provide specific advice and assist in reviewing the competitiveness of the compensation of its executives and directors during the most recently completed fiscal year. This specific advice consists of:

(i)	the provision of general market observations with respect to market trends and issues, and

(ii)

the provision of benchmark market data for the Company’s peer group, consisting of publicly traded companies with similar industries, similar size, market capitalization, revenues and market for talent, including Almonty Industries Inc., Asian Mineral Resources Ltd., Athabasca Minerals Inc., Callinan Royalties Corporation, Dynasty Metals & Mining Inc., Excellon Resources Inc., Golden Minerals Company, Goldgroup Mining Inc., Impact Silver Corp., Majestic Gold Corp., Scorpio Gold Corporation and Scorpio Mining Corp.

Decisions made by the Company with respect to the compensation of its officers and directors, however, are its own responsibility and may reflect factors and considerations other than the information provided to the Company by Towers Watson.

In performing its duties, the Compensation Committee has considered the implications of risks associated with the Company’s compensation policies and practices. At its present early stage of development and considering its present compensation policies, the Company currently has no compensation policies or practices that would encourage an executive officer or other individual to take inappropriate or excessive risks

The charter of the Compensation Committee is available at the Company’s website at www.avino.com.

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Other Board Committees

The Board has no other committees, other than the Audit Committee, Governance & Nominating Committee and Compensation Committee. The functions of the Audit Committee and Compensation Committee are described above. The function of the Governance & Nominating Committee is to monitor developments in corporate governance, review the Company’s corporate governance policies and procedures, and recommend any required revisions or improvements to the Company’s corporate governance policies and procedures to the Board of directors.

Assessments

Due to the minimal size of the Company's Board of Directors, no formal policy has been established to monitor the effectiveness of the directors, the Board and its committees.

OTHER MATTERS

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING; THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Shareholders may contact the Company at Suite 900 - 570 Granville Street, Vancouver, B.C., V6C 3P1 to request copies of the Company’s financial statements and management and discussion and analysis of financial results. Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

BOARD APPROVAL

The contents of this Information Circular have been approved and this mailing has been authorized by the directors of the Company.

Where information contained in this Information Circular, rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.

By Order of the Board of Directors

AVINO SILVER & GOLD MINES LTD.

“David Wolfin”

__________________________________

David Wolfin, President, CEO and Director

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SCHEDULE “A”

Form 51-102F6

Statement of Executive Compensation

(for the financial year ended December 31, 2014)

AVINO SILVER & GOLD MINES LTD.

For purposes of this Statement of Executive Compensation, “named executive officer” of the Company means an individual who, at any time during the year, was:

(a)	the Company’s chief executive officer (“CEO”);

(b)	the Company’s chief financial officer (“CFO”);

(c)

each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year and whose total compensation exceeded $150,000; and

(d)

any additional individuals for whom disclosure would have been provided under (c) except that the individuals was not serving as an officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year;

each a “Named Executive Officer” (“NEO”).

Based on the foregoing definition, during the last completed fiscal year of the Company, the Company had three Named Executive Officers, namely, David Wolfin, Chief Executive Officer; Malcolm Davidson, Chief Financial Officer and José Carlos Rodríguez Moreno, Chief Operating Officer.

1)  COMPENSATION DISCUSSION AND ANALYSIS

The Company does not have a compensation program other than paying base salaries, incentive bonuses, and incentive stock options to its executive officers. The Company recognizes the need to provide a compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive’s level of responsibility. The three components of the compensation package are included to enable the Company to meet different objectives. The objectives of base salary are to recognize market pay, and acknowledge the competencies and skills of individuals. The objective of incentive bonuses (paid in the form of cash payments) is to add a variable component of compensation to recognize corporate and individual performances for executive officers and employees. The objectives of stock option awards are to reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of the Company. Implementation of new incentive stock option plans and amendments to the existing stock option plan are the responsibility of the Company’s Compensation Committee.

The compensation of the executive officers is reviewed and recommended for Board approval by the Company’s Compensation Committee. Although the Board has not formally evaluated the risks associated with the Company’s compensation policies and practices, the Board has no reason to believe that any risks that arise from the Company’s compensation policies and practices are reasonably likely to have a material impact on the Company.

The members of the Compensation Committee are Gary Robertson (Chair), Michael Baybak, Jasman Yee and Ross Glanville, all of whom are independent, except for Jasman Yee, applying the definition set out in Section 1.4 of NI 52-110, since he provided consulting services to the Company. See “Corporate Governance – Compensation Committee” for a discussion of the role and responsibilities of the Compensation Committee. Mr. Yee is, however, deemed, an independent director under the rules of the NYSE MKT.

The general objectives of the Company’s compensation strategy are to:

(a)	compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long term shareholder value;

(b)	align management’s interests with the long term interests of shareholders;

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(c)	provide a compensation package that is commensurate with other comparable companies to enable the Company to attract and retain talent; and

(d)

ensure that the total compensation package is designed in a manner that takes into account the Company’s present stage of exploration, evaluation, extraction, and processing activities and its available financial resources. The Company’s compensation packages have been designed to provide a blend of a non-cash stock option component and a reasonable salary. In addition, extraordinary efforts which enhance shareholder value are rewarded with cash bonuses.

Other than discussed above, the Company has no other forms of compensation. Payments may be made from time to time to individuals or companies that they control for the provision of consulting services which may be deemed a form of compensation. Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

Actual compensation will vary based on the performance of the executives relative to the achievement of goals and the price of the Company’s securities.

Compensation Element	Description	Compensation Objectives
Annual Base Salary	Salary is market-competitive, fixed level of compensation	Retain qualified leaders, motivate strong business performance

Incentive Bonuses	Discretionary cash payment	Reward individual performance in achieving corporate goals

Incentive Stock Option	Equity grants are made in the form of stock options. The amount of grant will be dependent on individual and corporate performance	Reward long-term financial and operating performance and align interests of key employees with those of shareholders

The Company relies on the discretion and judgment of the directors in establishing and amending contracts for all forms of compensation, including stock options to be granted to the CEO and the directors, and for reviewing the CEO’s recommendations respecting compensation of the other officers of the Company, to ensure such arrangements reflect the responsibilities and risks associated with each position. There is no formal process using objectives, criteria, or analysis, for determining compensation. When determining the compensation of its officers, the Compensation Committee and the Board are guided by the general objectives of the Company’s compensation strategy as set out above.

2) SUMMARY COMPENSATION TABLE

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the last three most recently completed financial years ended December 31, 2014 of the Company to its NEOs:

Name and principal position	Year	Salary ($)	Share-based awards ($)(1)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)(3)	Pension value ($)(4)	All other compensation ($)(5)	Total compensation ($)
David Wolfin(6)	2014	233,333	NIL	108,000	NIL	NIL	200,000	541,333
President, CEO and Director	2013	150,000	NIL	30,900	NIL	NIL	150,000	330,900
	2012	150,000	NIL	NIL	NIL	NIL	NIL	150,000

Malcolm Davidson	2014	133,194	NIL	54,000	NIL	NIL	15,000	202,194
CFO	2013	82,174	NIL	55,650	NIL	NIL	5,000	142,824
	2012	32,378	NIL	NIL	NIL	NIL	NIL	32,378

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José Carlos Rodríguez Moreno	2014	166,200	NIL	54,000	NIL	NIL	35,285	255,484
COO(7)	2013	153,813	NIL	55,650	NIL	NIL	49,095	258,558
	2012	NIL	NIL	NIL	NIL	NIL	NIL	NIL

1 The Company does not currently have any share-based award plans.

2 The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. There were a total of 1,035,000 new option-based awards issued during the year and the fair value was estimated using the following weighted-average assumptions: risk-free interest rate of 1.51%, expected dividend yield of 0%, expected option life of 5 years, and expected share price volatility of 67.25%.

3 The Company does not have a non-equity incentive plan.

4 The Company does not have any pension plans.

5 Discretionary cash payment of incentive bonuses.

6 Mr. Wolfin’s salary was paid to Intermark Capital Corp., a private BC corporation controlled by Mr. Wolfin.

7 Mr. Rodríguez receives his base salary and bonuses in Mexican Pesos (“MXP”). For 2014, Mr. Rodríguez’ base salary of MXP2,001,360 and bonuses of MXP424,893 were translated into Canadian dollars by applying an exchange rate of 1MXP = CDN$0.0830. For 2013, Mr. Rodríguez’ base salary of MXP1,359,764 and bonuses of MXP101,118 were translated into Canadian dollars by applying an exchange rate of 1MXP = CDN$0.0807. In addition to his income from Mexican sources, Mr. Rodríguez was paid a bonus of CDN$37,500 in 2013.

Annual Base Salary

Base Salary for the NEOs is determined by the Board based upon the recommendation of the Compensation Committee and its recommendations are reached primarily by informal comparison of the remuneration paid by other reporting issuers similar in size and within the industry and review of other publicly available information on remuneration that the Compensation Committee feels is suitable.

The Annual Base Salary paid to the NEOs is, for the purpose of establishing appropriate increases, reviewed annually by the Board upon the recommendation of the Compensation Committee as part of the annual review of executive officers. The decision on whether to grant an increase to the executive’s base salary and the amount of any such increase is in the sole discretion of the Board and Compensation Committee.

Non-Equity Incentive Plan Compensation

One of the three components of the Company’s compensation package is a discretionary annual cash bonus, paid to recognize individual performance in attaining corporate goals and objectives. The Company does not have a long-term incentive plan.

Option Based Awards

An Option Based Award is in the form of the grant of an incentive stock option. The objective of the incentive stock option is to reward NEOs’, employees’ and directors’ individual performance at the discretion of the Board of directors upon the recommendation of the Compensation Committee.

The Company currently maintains a formal stock option plan (the “Plan”), under which stock options have been granted and may be granted to purchase a number equal to up to 10% of the Company’s issued capital from time to time. For details of the Plan please refer to “Particulars of Matters to be Act Upon” in the Information Circular.

The Plan is administered by the Compensation Committee. The process the Company uses to grant option-based awards to NEOs is based upon the recommendations of the Compensation Committee.

The role of the Compensation Committee is to recommend to the Board the compensation of the Company’s directors and the NEOs which the Committee feels is suitable. All previous grants of option-based awards are taken into account when considering new grants.

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3) INCENTIVE PLAN AWARDS

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the NEOs to purchase or acquire securities of the Company outstanding at December 31, 2014:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money option ($)[1]	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)

David Wolfin	15,000	$0.81	Jan 14, 2015	$10,050	Nil	Nil	Nil
President, CEO and Director	95,000	$1.05	Sept 10, 2015	$40,850	Nil	Nil	Nil
	410,000	$1.02	Jan 18, 2016	$188,600	Nil	Nil	Nil
	360,000	$1.02	Sept 30, 2016	$165,600	Nil	Nil	Nil
	30,000	$1.62	Sept 9, 2018	Nil	Nil	Nil	Nil
	100,000	$1.90	Sept 19, 2019	Nil	Nil	Nil	Nil

Malcolm Davidson	9,500	$1.02	Jan 18, 2016	$4,370	Nil	Nil	Nil
CFO	40,000	$1.02	Sept 30, 2016	$18,400	Nil	Nil	Nil
	25,000	$1.60	Feb 18, 2018	Nil	Nil	Nil	Nil
	30,000	$1.62	Sept 9, 2018	Nil	Nil	Nil	Nil
	50,000	$1.90	Sept 19, 2019	Nil	Nil	Nil	Nil

José Carlos Rodríguez Moreno	25,000	$1.05	Sept 10, 2015	$10,750	Nil	Nil	Nil
COO	25,000	$1.02	Jan 18, 2016	$11,500	Nil	Nil	Nil
	30,000	$1.02	Sept 30, 2016	$13,800	Nil	Nil	Nil
	25,000	$1.60	Feb 18, 2018	Nil	Nil	Nil	Nil
	30,000	$1.62	Sept 9, 2018	Nil	Nil	Nil	Nil
	50,000	$1.90	Sept 19, 2019	Nil	Nil	Nil	Nil

1 In-the-Money Options are the difference between the market value of the underlying securities at December 31, 2014 and the exercise price of the option. The closing market price for the Company's common shares as at December 31, 2014 was $1.48 per common share.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

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The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to NEOs during the most recently completed financial year ended December 31, 2014:

Name	Option-based awards – Value vested during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
David Wolfin President, CEO and Director	Nil	Nil	Nil
Malcolm Davidson CFO	Nil	Nil	Nil
José Carlos Rodríguez Moreno COO	Nil	Nil	Nil

(1) The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

4) PENSION PLAN BENEFITS

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Use of Financial Instruments

The Company does not have in place policies which restrict the ability of directors or executive officers to purchase financial instruments, such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by a director or executive officers. Any such purchases would be subject to applicable insider reporting requirements.

5) TERMINATION AND CHANGE OF CONTROL BENEFITS

On January 1, 2013, the Company entered into a consulting agreement with Intermark Capital Corporation, a company owned by David Wolfin, and on March 1, 2014 the Company further amended the consulting agreement which contains certain provisions in connection with termination of employment or change of control.

This Agreement can be terminated at any time as follows:

(a) by the Consultant electing to give the Company not less than 3 months prior notice of such termination;

(b) by the Company electing to give the Consultant 3 months prior notice of such termination along with a termination payment equal to the annual Consulting Fee; and

(c) by the Consultant electing to give the Company notice, in the event that there occurs a Change of Control (as defined below) within six (6) months of the effective date of such Change of Control, and if the Consultant so elects to terminate this Agreement, then the Consultant will be immediately entitled to a termination payment equal to CDN$2 million.

On January 1, 2014, the Company entered into an employment agreement with Malcolm Davidson, the named executive officer of the Company. The agreement contains certain provisions in connection with termination of employment or change of control.

This Agreement may be terminated at any time as follows:

(a) by the Executive electing to give the Company not less than 1 month’s prior notice of such termination for which Executive will be paid his salary, accrued bonuses, if any, and vacation earned and other amounts due to him up to the termination date;

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(b) by the Company upon 1 month’s prior notice of such termination along with a termination payment equal to the Executive’s salary and accrued bonus earned during the preceding 12 months prior to the month notice of termination was given, plus any accrued vacation and other amounts due to him up to the termination date; or

(c) (1) by the Executive electing to give the Company notice, in the event that there occurs a Change of Control (as defined below) within 6 months of the effective date of such Change of Control, and if the Executive so elects to terminate this Agreement, or (2) by the Company upon notice to the Executive within 3 months prior to or within 6 months after a Change of Control is announced by the Company, then the Executive will be entitled receive on the date of termination a termination payment equal to 3 times the Executive’s salary and accrued bonus earned during the preceding 12 months prior to the month notice of termination was given, plus any accrued vacation and other amounts due to him up to the termination date.

On July 1, 2013, the Company entered into an employment agreement with José Carlos Rodríguez Moreno, the named executive officer of the Company. The employment agreement was further amended on April 14, 2014.

(a) by the Employee electing to give the Employer not less than 3 months prior notice of such termination;

(b) by the Employer electing to give the Employee 3 months prior notice of such termination along with a termination payment equal to the sum of Employee’s Fee earned pursuant to Section TEN during the preceding 12 months prior to the month notice of termination was given plus any unpaid vacation and other amounts due to him up to the termination; and

(c) (1) by the Employee electing to give the Employer notice, in the event that there occurs a Change of Control (as defined below) within 6 months of the effective date of such Change of Control, and if the Employee so elects to terminate this Agreement, or (2) by the Employer upon notice to the Employee within 3 months prior to or within 6 months after a Change of Control is announced by the Employer, or its parent, then the Employer will be entitled to a termination payment equal to 3 times the sum of Employee s Fee earned pursuant to Section Ten of the employment agreement during the preceding 12 months prior to the month notice of termination was given, plus any accrued vacation and other amounts due to him up to the termination.

A Change of Control shall be deemed to have occurred when:

(i) any person, entity or group becomes the beneficial owner of 20% or more of the combined voting power of the Company's then outstanding voting securities entitled to vote generally in the election of directors, and such person, entity or group uses such effective voting control to change a majority of the Board of Directors of the Company, either all at once or through any series of elections and appointments when considered together; or

(ii) completion of the sale or other disposition by the Company of all or substantially all of the Company's assets or a reorganization or merger or consolidation of the Company with any other entity or corporation, other than:

(A) a reorganization or merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent, either by remaining outstanding or by being converted into voting securities of another entity, more than 50.1% of the combined voting power of the voting securities of the Company or such other entity outstanding immediately after such reorganization or merger or consolidation; or

(B) a reorganization or merger or consolidation effected to implement a recapitalization or reincorporation of the Company (or similar transaction) that does not result in a material change in beneficial ownership of the voting securities of the Company or its successor.

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6) DIRECTORS COMPENSATION

The following table sets forth the value of all compensation paid to the directors, excluding Mr. Wolfin who is paid as an officer and not as a director, in their capacity as directors for the year ended December 31, 2014:

Name	Fees earned ($)	Share-based awards[1] ($)	Option-based awards[2] ($)	Non-equity incentive plan compensation[3] ($)	Pension value[4] ($)	All other compensation ($)	Total ($)
Michael Baybak*	20,000	NIL	81,000	Nil	Nil	Nil	101,000
Gary Robertson*	20,000	NIL	81,000	Nil	Nil	Nil	101,000
Jasman Yee	20,000	NIL	81,000	Nil	Nil	Nil	101,000
Ross Glanville*	706	NIL	51,750	Nil	Nil	Nil	52,456
Andrew Kaplan**	19,294	NIL	81,000	Nil	Nil	Nil	100,294

*Independent and Non-Employee Directors

** Mr. Kaplan resigned on December 19, 2014

1 The Company does not currently have any share-based award plans.

2 The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. There were a total of 1,035,000 new option-based awards issued during the year and the fair value was estimated using the following weighted-average assumptions: risk-free interest rate of 1.51%, expected dividend yield of 0%, expected option life of 5 years, and expected share price volatility of 67.25%.

3 The Company does not have a non-equity incentive plan.

4 The Company does not have any pension plans.

No director of the Company who is not a Named Executive Officer has received, during the most recently completed financial year, compensation pursuant to:

(a)

any standard arrangement for the compensation of Directors for their services in their capacity as Directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of Directors in their capacity as Directors except for the granting of stock options; or

(c)	any arrangement for the compensation of Directors for services as consultants or experts.

The Company may grant incentive stock options to Directors of the Company from time to time pursuant to the stock option plan of the Company and in accordance with the policies of the TSX Venture Exchange (the "TSX-V").

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Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at December 31, 2014:

Name (1)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed ($)

Michael Baybak	15,000	$0.81	14-Jan-15	$10,050	Nil	Nil	Nil
	20,000	$1.05	10-Sep-15	$8,600	Nil	Nil	Nil
	100,000	$1.02	18-Jan-16	$46,000	Nil	Nil	Nil
	40,000	$1.02	30-Sep-16	$18,400	Nil	Nil	Nil
	25,000	$1.60	18-Feb-18	Nil	Nil	Nil	Nil
	30,000	$1.62	9-Sep-18	Nil	Nil	Nil	Nil
	75,000	$1.90	19-Sep-19	Nil	Nil	Nil	Nil

Gary Robertson	15,000	$0.81	14-Jan-15	$10,050	Nil	Nil	Nil
	30,000	$1.05	10-Sep-15	$12,900	Nil	Nil	Nil
	100,000	$1.02	18-Jan-16	$46,000	Nil	Nil	Nil
	60,000	$1.02	30-Sep-16	$27,600	Nil	Nil	Nil
	25,000	$1.60	18-Feb-18	Nil	Nil	Nil	Nil
	30,000	$1.62	9-Sep-18	Nil	Nil	Nil	Nil
	75,000	$1.90	19-Sep-19	Nil	Nil	Nil	Nil

Jasman Yee	15,000	$1.05	10-Sep-15	$6,450	Nil	Nil	Nil
	100,000	$1.02	18-Jan-16	$46,000	Nil	Nil	Nil
	60,000	$1.02	30-Sep-16	$27,600	Nil	Nil	Nil
	25,000	$1.60	18-Feb-18	Nil	Nil	Nil	Nil
	30,000	$1.62	9-Sep-18	Nil	Nil	Nil	Nil
	75,000	$1.90	19-Sep-19	Nil	Nil	Nil	Nil

Ross Glanville	75,000	$1.90	19-Sep-19	Nil	Nil	Nil	Nil

Andrew Kaplan*	75,000	$1.90	19-Sep-19	Nil	Nil	Nil	Nil

* Mr. Kaplan resigned on December 19, 2014

(1) For the compensation of Mr. Wolfin, the named executive officer of the Company, see “Incentive Plan Awards” above.

(2) The in-the-money option value is the difference between the market value of the underlying securities as at December 31, 2014 and the exercise price of the option. The closing market price of the Company’s common shares as at December 31, 2014 was $1.48 per common share.

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Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the year ended December 31, 2014:

Name (1)	Option-based awards – Value vested during the year ($) (2)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Michael Baybak	Nil	Nil	Nil
Gary Robertson	Nil	Nil	Nil
Jasman Yee	Nil	Nil	Nil
Ross Glanville	Nil	Nil	Nil
Andrew Kaplan*	Nil	Nil	Nil

* Mr. Kaplan resigned on December 19, 2014

(1) For the compensation of Mr. Wolfin, the named executive officer of the Company, see “Incentive Plan Awards” above.

(2) The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

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